Filed pursuant to Rule 424(b)(3)

Registration No.  333-233793

Prospectus Supplement No. 2

(To Prospectus dated September 16, 2019)

2,811,430 American Depositary Shares

Each Representing 1 Ordinary Share

Issuable upon Exercise of Warrants

This Prospectus Supplement No. 2 supplements and amends the prospectus dated September 16, 2019, referred to herein as the Prospectus, relating to the disposition from time to time of up to 2,811,430 American Depositary Shares (“ADSs”), each representing 1 of our ordinary shares no par value per share. These ADSs include 2,811,430 ADSs representing 2,811,430 of our ordinary shares issuable upon the exercise of the remaining unexercised warrants that we issued in connection with our registered direct offering in January 2019. We are not selling any ADSs under this prospectus and will not receive any of the proceeds from the sale of ADSs by the selling shareholders. We will, however, receive the net proceeds of any warrants exercised for cash.

This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our reports on Form 6-K furnished by us to the Securities and Exchange Commission on October 11, 2019, November 12, 2019, November 19, 2019, and December 23, 2019.

Our ordinary shares are currently traded on the TASE under the symbol “KTOV.”The last reported sale price of our ordinary shares on TASE on December 25, 2019 was NIS 246.90, or $0.71, per share (based on the exchange rate reported by the Bank of Israel as of that date, which was NIS 3.466 = $1.00).

Our ADSs are currently listed on The NASDAQ Capital Market under the symbols “KTOV”. The last reported sale price of our ADSs on The NASDAQ Capital Market on December 23, 2019 was $0.75.

This Prospectus Supplement No. 2 is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 2 updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto. This Prospectus Supplement No. 2 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto. Prospective investors should carefully review the Prospectus and this Prospectus Supplement No. 2.

Investing in our ADSs involves a high degree of risk. These risks are described under the caption “Risk Factors” beginning on page 4 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission, the Israeli Securities Authority, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 27, 2019.

The section entitled “Directors and Senior Management” on page 24 of the Prospectus is hereby amended and restated in its entirety to read as follows:

The following table sets forth the name and position of each of our executive officers and directors, as of the date of this Prospectus Supplement. The inclusion of any individual in this table does not necessarily imply that such individual is an officer or office holder as such terms are defined under applicable law.

Name	Position
Eric K. Rowinsky, M.D.	Independent Director and Chairman of the Board
Isaac Israel	Chief Executive Officer and Director
Gil Efron, CPA, MA	Deputy CEO and Chief Financial Officer
Gil Ben-Menachem, Ph.D., MBA(3)	Vice President of Business Development
Hadas Reuveni, Ph.D.(3)	Vice President or Research and Development and Founder and Chief Technology Officer of TyrNovo
Ido Agmon, MBA(2)(3)	Independent Director
Simcha Rock, CPA, MBA(4)	Director
Steven Steinberg(1)(2)	Independent Director
Ran Tzror, CPA, MBA(1)(4)	Independent Director
Revital Stern-Raff, CPA, MBA(1)(4)	Independent Director

(1)	Member of Kitov Pharma audit committee
(2)	Member of Kitov Pharma compensation committee
(3)	Member of Kitov Pharma science and technology committee
(4)	Member of Kitov Pharma investment committee

The business addresses of our directors and senior management is One Azrieli Center, Round Tower, 132 Menachem Begin Road, Tel Aviv, 6701101, Israel.

At the 2019 Annual General Meeting (the “Annual Meeting” or the “Meeting”), management presented certain matters, and the shareholders of the Company voted on a number of different proposals, all of which are described in more detail in the Company’s Proxy Statement for the Annual Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on November 19, 2019 (the “Proxy Statement”). Our Board recently determined that the size of our Board shall be temporarily reduced to 7 directors instead of 9, commencing with the Annual Meeting, with 6 non-executive directors, five of whom are classified as independent under NASDAQ listing rules.

The proposals (i) to approve the re-appointment of the applicable nominee for re-appointment as a director, namely each of Dr. Eric Rowinsky and Mr. Ido Agmon, to serve as a director of the Company in the first class of directors until the 2022 annual meeting of shareholders of the Company, as set forth under Proposal 3 in the Proxy Statement; and (ii) to approve the terms of office and employment of Dr. Eric Rowinsky, the Chairman of the Board of Directors, as set forth under Proposal 4 in the Proxy Statement, were each approved by the requisite vote of the Company’s shareholders present and voting at the Meeting.

Each of Mr. Arieh Weber and Dr. Gil Ben-Menachem completed their respective terms as directors at the Meeting. Dr. Ben-Menachem will continue to serve as our vice president of business development.

Chairman of the Board of Directors Compensation Package for Dr. Eric Rowinsky

Each of our Compensation Committee, Board of Directors and shareholders approved the terms of office and engagement for Dr. Rowinsky, such that effective as of the date of his initial appointment to the Board in October 2019, we pay Dr. Rowinsky an annual fee of $60,000 for services as a member of our Board of Directors, as Chairman of the Board, for service on any committee of the Board of Directors, and for service on the Board of Directors of a subsidiary. Such annual fee shall be paid pro-rata for any service during part of a year. We shall also pay Dr. Rowinsky ancillary benefits such that we may subsidize ongoing corporate governance or other professional training for directors in amounts up to $5,000 per director per annum. We shall also reimburse Dr. Rowinsky for any directs expenses incurred during the performance of his duties (e.g. travel; parking; telephone, meals etc.).

In addition, each of our Compensation Committee, Board of Directors and shareholders has approved a grant of 400,000 options to be granted to Dr. Rowinsky under our 2016 Equity-Based Incentive Plan. The options have an option exercise price which was calculated based on a 10% percent premium over the closing price of our ADSs on the NASDAQ on the day of the decision by our Board of Directors to approve the equity-based compensation awards, such that the exercise price of each option equals to USD 0.814 per one ordinary share. The options granted to Dr. Rowinsky, shall be vested quarterly over a period of 3 years from the grant date, with a minimum vesting period of at least one year for the first tranche of the grant, and are exercisable for 7 years from such date. The options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law. Our corporate bodies each approved change of control acceleration for the grant of options to Dr. Rowinsky. The estimated Fair Market Value of these options, calculated using the Black and Scholes Model, as of the date of the approval of the grant by our Board of Directors is approximately $240,000.

The sections in our Annual Report for 2018 on Form 20-F, as incorporated by reference into the Prospectus, which are entitled “Commercialization of Consensi™” on page 54 of the Annual Report, “Commercialization Agreement for United States” on each of pages 69 and 170 of the Annual Report, are hereby updated and supplemented as follows:

On October 11, 2019, we announced an amendment of the marketing and distribution agreement with Coeptis Pharmaceuticals and provided an update on the upcoming launch of Consensi in the U.S., on Form 6-K which was furnished by us to the Securities and Exchange Commission on October 11, 2019. Accordingly, we have attached the Form 6-K to this prospectus supplement. On December 2, 2019 we included a copy of this amendment as Exhibit 10.20 to our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333- 333-235327). Accordingly, we have also attached the amendment to this prospectus supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing that on October 11, 2019, the Company issued a press release “Kitov Pharma Announces Amended Marketing and Distribution Agreement with Coeptis and Provides Update on the Upcoming Launch of ConsensiTM in the U.S.”, which is attached hereto as Exhibit 99.1.

Exhibits:

Exhibit 99.1	Press Release

This Form 6-K, including the entire Exhibit 99.1 attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584) and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795 ).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

October 11, 2019	By:	/s/ Isaac Israel
Isaac Israel
CEO & Director

3

Exhibit 99.1

Kitov Pharma Announces Amended Marketing and Distribution Agreement with Coeptis and Provides Update on the Upcoming Launch of ConsensiTM in the U.S

●	In the amended agreement with Coeptis, Kitov will receive up to $99.5M in milestone and reimbursement payments plus 20% in royalties

●	Coeptis Pharmaceuticals has engaged a distribution partner with an established sales network and access to thousands of pharmacies nationwide

TEL AVIV, Israel, Oct. 11, 2019 (GLOBE NEWSWIRE) -- Kitov Pharma Ltd. (“Kitov”) (NASDAQ/TASE: KTOV), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, today announced the amendment of the marketing and distribution agreement with Coeptis Pharmaceuticals and provided an update on the upcoming launch of Consensi in the U.S:

●	Marketing and distribution agreement with Coeptis Pharmaceuticals for commercialization of ConsensiTM in the U.S has been amended. Kitov will receive up to $99.5M in milestone and reimbursement payments plus 20% in royalties, with a minimum aggregate of $7 million in the next 3 years.

●	Coeptis has engaged a distribution partner with an established sales network and access to thousands of pharmacies to drive the launch of the drug. In addition, a marketing plan and pricing strategy have been finalized.

●	Manufacturing of the initial commercial batches is now in its latest phases and will soon be ready for packaging and shipping to the U.S.

“As we get closer to the launch of ConsensiTM in the U.S., we are excited about Coeptis’ commercialization strategy and welcome Coeptis’ new partners who have an established distribution and operations infrastructure. We believe that their expertise and immense network will boost sales and will establish ConsensiTM as an ideal therapeutic option for patients suffering from both osteoarthritis related pain and hypertension,” said Isaac Israel, chief executive officer of Kitov. “In addition, the terms of the amended agreement create near-term revenue streams to support further development of our oncology pipeline – a key focus for Kitov.”

“Our agreement with Kitov is mutually beneficial and the updated agreement is another solid example of the strong collaboration between Coeptis and Kitov. We look forward to continuing our close relationship with Kitov, especially as we gear up to launch ConsensiTM in the US,” said Modi Obochi, president and chief executive officer of Coeptis. “The recent selection of a distribution partner for ConsensiTM illustrates our strong commitment to meet our business objectives and to provide therapeutic options to the patients. We look forward to leveraging the cash flow from ConsensiTM to advance our portfolio.”

Under the terms of the amended agreement Kitov will receive 20% in royalties on net sales of ConsensiTM with minimum royalties of $4.5M over the next 3 years. In addition, Kitov is entitled to receive up to $99.5M in milestone and reimbursement payments, of which $1M was previously received, $1.5M is expected before the end of the year in connection with the manufacturing of the initial commercial batches, an additional $1M is due following the first commercial sale of ConsensiTM in the U.S. and $96M which is subject to certain pre-defined commercial milestones.

About Consensi™

ConsensiTM is a fixed-dose combination of celecoxib, a non-steroidal anti-inflammatory drug (NSAID) for the treatment of pain caused by osteoarthritis, and amlodipine besylate, a drug designed to treat hypertension. The U.S. Food & Drug Administration (FDA) approved ConsensiTM oral tablets for marketing on May 2018 and partnered in the U.S, China and South Korea. ConsensiTM is under patent protection in the U.S. until 2030 and will be the only NSAID whose labeling indicates a reduction of blood pressure and consequent risk reduction of heart attack, stroke and death.

Full US Prescribing Information, including BOXED WARNING and Medication Guide is available at: www.consensi.com.

Indications and Usage:

Consensi™ is a combination of amlodipine besylate, a calcium channel blocker, and celecoxib, a nonsteroidal anti-inflammatory drug (NSAID), indicated for patients for whom treatment with amlodipine for hypertension and celecoxib for osteoarthritis are appropriate. Lowering blood pressure reduces the risk of fatal and nonfatal CV events, primarily strokes and myocardial infarctions.

Limitations of Use:

Consensi™ is only available in a celecoxib strength of 200 mg and is only to be taken once daily.

 Important Safety Information (ISI) for Consensi™

The following ISI is based on the Highlights section of the U.S. Prescribing Information for Consensi™. Please consult the full Prescribing Information for all of the labelled safety information for Consensi™.

Nonsteroidal anti-inflammatory drugs (NSAIDs) cause an increased risk of serious cardiovascular (CV) thrombotic events, including myocardial infarction and stroke, which can be fatal. This risk may occur early in the treatment and may increase with duration of use.

Consensi™ is contraindicated in the setting of coronary artery bypass graft (CABG) surgery.

NSAIDs cause an increased risk of serious gastrointestinal (GI) adverse events, including bleeding, ulceration and perforation of the stomach or intestines, which can be fatal. These events can occur at any time during use and without warning symptoms. Elderly patients and patients with a prior history of peptic ulcer disease and/or GI bleeding are at greater risk for serious GI events.

Consensi™ is contraindicated in patients with a known hypersensitivity to amlodipine, celecoxib or any of its inactive ingredients.

Consensi™ is contraindicated in patients with a known history of asthma, urticaria or other allergic-type reactions after taking aspirin or other NSAIDs and in the setting of CABG surgery.

Consensi™ is contraindicated in patients with known demonstrated allergic-type reactions to sulfonamides.

Significant warnings and precautions related to Consensi™ include the following:

Patients should be warned about the potential signs and symptoms of hepatotoxicity and hepatic failure.  Physicians should discontinue Consensi™ if abnormal liver tests persist or worsen, or if clinical signs and symptoms of liver disease develop.

Patients taking some antihypertensive medications may have impaired response to these therapies when taking NSAIDs. Physicians should carefully monitor blood pressure.

Symptomatic hypotension is possible, particularly in patients with severe aortic stenosis.

Worsening angina and acute myocardial infarction, particularly in patients with severe obstructive coronary artery disease, is possible.

Physicians should avoid use of Consensi™ in patients with severe heart failure.

Physicians should monitor renal function in patients with renal or hepatic impairment, heart failure, dehydration, or hypovolemia, and avoid the use of Consensi™ in patients with advanced renal disease.

Patients should seek emergency help if an anaphylactic reaction occurs.

Consensi™ is contraindicated in patients with aspirin-sensitive asthma. Monitor patients with preexisting asthma (without aspirin sensitivity).

Physicians should discontinue Consensi™ at the first appearance of skin rash or other signs of hypersensitivity.

NSAIDs such as Consensi™ can cause premature Closure of Fetal Ductus Arteriosus.

Avoid use in pregnant women starting at 30 weeks of gestation.

Physicians should monitor hemoglobin or hematocrit in patients with any signs or symptoms of anemia.

Consensi™ is not recommended in patients with moderate or severe hepatic impairment or severe renal insufficiency.

Consensi™ is not recommended in Poor Metabolizers of CYP2C9 Substrates.

To report SUSPECTED ADVERSE REACTIONS, contact Coeptis Pharmaceuticals at 1-800-651-6606 or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch

About Coeptis Pharmaceuticals

Coeptis Pharmaceuticals, Inc. is a privately held biopharmaceutical company engaged in the acquisition, development and commercialization of innovative products that utilizes the 505(b)2 pathways. Coeptis licensed FDA-approved Consensi™ (a combination of amlodipine and celecoxib), which is indicated for patients for whom treatment with amlodipine for hypertension and celecoxib for osteoarthritis are appropriate. It is in the process of launching ConsensiTM in the US through a distribution partner with an established sales network to thousands of pharmacies nationwide. Headquartered near Pittsburgh, PA, Coeptis has put together seasoned pharmaceutical executives with demonstrated successes growing revenues and shareholder value and has a robust pipeline of 505(b)2 products at various stages of development. For more information, please visit www.coeptispharma.com.

About Kitov Pharma

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, to create successful long-lasting treatments for people with cancer. Kitov’s oncology pipeline includes NT-219, a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3. Kitov is currently advancing NT-219 in combination with cetuximab as a third-line or second-line treatment option for the treatment of recurrent and metastatic squamous cell carcinoma of head & neck cancer (SCCHN). Kitov is also under contract to acquire 100% of FameWave Ltd. which owns CM-24, a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways. Kitov will advance CM-24 as a combination therapy with anti-PD1 checkpoint inhibitors for the treatment of non-small cell lung cancer (NSCLC). Following the receipt of the approval of Kitov’s shareholders for the acquisition of FameWave, and the finalization of a clinical collaboration agreement between FameWave and Bristol Myers Squibb (NYSE:BMY) for the planned Phase 1/2 clinical trials to evaluate the combination of CM-24 with the PD-1 inhibitor nivolumab (Opdivo®), the acquisition is expected to close during 2019, subject to fulfillment of certain additional closing conditions. Consensi, a fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension was approved by the FDA for marketing in the U.S in May 2018 and is expected to be launched in the U.S. by early 2020 by its partner Coeptis Pharmaceuticals. Kitov has also partnered to commercialize Consensi in China and South Korea. The company is headquartered in Tel Aviv, Israel. For more information, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov’s Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the manner in which the parties to the transaction for the acquisition of FameWave by Kitov plan to effect the transaction; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions; the plans, strategies and objectives of management for future operations; product development for NT219 and CM-24; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the process by which early stage products such as CM-24  could potentially lead to an approved product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2018 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

Investor Contact
Gil Efron
Deputy & Chief Financial Officer
IR@kitovpharma.com
+972-3-933-3121 ext. #105

Media Contact:
Gloria Gasaatura
ggasaatura@lifescipublicrelations.com
+1 646 627 8387

Exhibit 10.20

THE SYMBOL “[****]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL, AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED

AMENDMENT TO AGREEMENT

This Amendment Number 2 (the “Amendment”) to that certain Agreement previously entered into as of December 27, 2018, by and between Kitov Pharma Ltd., a company existing under the laws of the State of Israel with a principal place of business at One Azrieli Center, Round Tower, Floor 19, Tel Aviv, Israel (“Kitov”), and Coeptis Pharmaceuticals, Inc., a Pennsylvania corporation with a principal place of business at 105 Bradford Road, Suite 420, Wexford, PA 15090 (“Coeptis”), as amended, (“the Agreement”). Kitov and Coeptis are sometimes referred to individually herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties desire to amend the Agreement with respect to certain matters set forth below in this Amendment.

NOW THEREFORE, the undersigned agree as follows:

1. Amendments

1.1 Sections 2.3 through 2.5 of the Agreement shall be deleted in their entirety and replaced with the following:

2.3. Consideration. In consideration for the rights granted hereunder, Coeptis shall pay Kitov the following:

2.3.1. Milestones. In the event of the occurrence of the corresponding events described in the table below (the “Milestones”, and the cash amounts payable in connection with the Milestones, the “Milestone Payments”):

Milestones	Milestone Payment (US$)
Upon the execution of the Agreement,	$1,000,000 (already paid)
By no later than 75 days following the Effective Date (as defined hereinafter), Coeptis will pay Kitov for CMC costs incurred by Kitov (“CMC Reimbursement Payment”)	$1,500,000
Upon first commercial sale of Product in the Territory by or on behalf of Coeptis (“FCS”)	$1,000,000
one - time Milestone Payment if Product achieves $20 million of Annual Net Sales in a calendar year	$2,000,000
one - time Milestone Payment if Product achieves $40 million of Annual Net Sales in a calendar year	$4,000,000
one - time Milestone Payment if Product achieves $50 million of Annual Net Sales in a calendar year	$5,000,000
one - time Milestone Payment if Product achieves $100 million of Annual Net Sales in a calendar year	$10,000,000
one - time Milestone Payment if Product achieves $250 million of Annual Net Sales in a calendar year	$25,000,000
one - time Milestone Payment if Product achieves $500 million of Annual Net Sales in a calendar year	$50,000,000
TOTAL MILESTONE PAYMENTS	Up to $99,500,000

2.3.2. Milestone Payment Terms. The foregoing Milestone Payments shall be made by Coeptis as soon as possible upon achievement of the applicable milestone, but no later than 45 days of the achievement of the applicable Milestone by any of Coeptis, its Affiliates and/or sublicensees - (as applicable, the “Milestone Payment Deadline”) except for the CMC Reimbursement Payment which will be paid 75 days from the Effective Date as defined above.

2.3.3. Royalties. In addition to the above Milestone Payments, Coeptis shall pay Kitov, a 20% royalty on Net Sales of the Product by Coeptis (and its Affiliates and any sublicensees) (“Royalty Fees”), with a minimum annual Royalty Fee as shown in the table below. The Royalty Fee will be calculated and payable quarterly following the end of the applicable quarter of occurrence.

Year	Minimum Annual Royalty Fee
First year of first commercial sale of the Product	[****]
Second year of commercial sale of the Product	[****]
Third year of commercial sale of the Product	[****]
Fourth year (and subsequent years) of commercial sale of the Product	[****]

2.3.4. Non - Refundable. Any payments made by Coeptis in accordance with this Agreement shall, once they are paid, not be refundable nor creditable for any reason whatsoever.

2.3.5. Single Payments. The Milestone Payments shall be made only one time upon the first occurrence of the Milestone described above, regardless of how many times such Milestones may be achieved.

2.3.6. Payment in Cash. All payments under this Agreement shall be paid in Dollars.

2.3.7. As used herein, “Net Sales” shall mean, with respect to a certain time period, the gross amount billed or invoiced by or on behalf of Coeptis and/or its Affiliates and/or any sublicensee of the above (the “Invoicing Entity”) with respect to sales of Products and/or with respect to, inter alia, license royalties, milestone payments or other similar payments (“Gross Sales”) (whether made before or after the FCS), less the following: (a) customary trade, quantity, or prompt pay discounts to the extent actually allowed and taken, including government rebates; (b) amounts repaid or credited by reason of rejection or return, that the Invoicing Entity has not and will not dispute; (c) to the extent separately stated on purchase orders, invoices, or other documents of sale, any taxes or other governmental charges levied on the production, sale, transportation, import, export, delivery, or use of a Product which is paid by or on behalf of the Invoicing Entity; and (d) outbound transportation, packing and delivery charges, as well as prepaid freight (including shipping insurance) actually incurred; provided, however, that, (i) in any transfers of Products between the Invoicing Entity and an Affiliate of the Invoicing Entity not for the purpose of resale by such Affiliate, Net Sales shall be equal to the fair market value of the Products so transferred, assuming an arm's length transaction made in the ordinary course of business; and (ii) in the event that the Invoicing Entity, or the Affiliate of the Invoicing Entity, receives non-monetary consideration for any Products or in the case of transactions not at arm's length with a non-Affiliate of the Invoicing Entity, Net Sales shall be calculated based on the fair market value of such consideration or transaction, assuming an arm's length transaction made in the ordinary course of business. Sales of Products by (i) an Invoicing Party to an Affiliate of such Invoicing Party, for resale by such Affiliate, shall not be deemed Net Sales and Net Sales shall be determined based on the total amount invoiced or billed by such Affiliate on resale to an independent third party Customer (ii) an Invoicing Party to a third party pursuant to a supply agreement (or similar agreement), for resale by such third party, shall be deemed Net Sales and Net Sales shall be determined based on the total amount invoiced and billed by Coeptis (or its Affiliate or Sublicensee) to such third party customer. For the avoidance of doubt, a third party purchaser of Product from Coeptis pursuant to a supply agreement (or similar agreement), for resale by such third party, is not a sublicensee hereunder.

2.4. Payment Terms. The foregoing Royalty Fee payments shall be made within 10 days of Coeptis' submission of the applicable quarterly Report (as defined in Section 3.4 below) for a calendar quarter. No part of any amount payable to Kitov hereunder may be reduced due to any counterclaim, set-off, adjustment, withholding or other right which Coeptis may have against Kitov, unless otherwise agreed between the parties as part of good faith discussions.

2

2.5. Taxes. All payments under Section 2.3 shall be subject to any required withholding, if any. Each party will pay any and all taxes levied on account of any payments made to it under this Agreement.”

1.2 All other references in the Agreement to Profit Distributions shall be changed to Royalty Fees.

1.3 Section 13.3 of the Agreement shall be deleted in its entirety and replaced with the following:

13.1. Termination by Kitov/Coeptis.

13.1.1. Kitov: This Agreement may be terminated by Kitov immediately upon written notice to Coeptis if (i) FCS has not occurred by no later than the later of (X) one year following the date of execution of the Agreement or (Y) 30 days following the delivery to Coeptis by Kitov or by Kitov’s designated manufacturer of the first commercial lots of the Product; (ii) Coeptis on more than 2 occasions during a consecutive 12 month period fails to timely pay any amount due to Kitov hereunder within 30 days after receipt of written notice containing a demand for payment therefore; (iii) Coeptis or any of its Affiliates has knowingly used, copied, marketed, distributed or otherwise transferred any of the Products in any manner constituting a breach of this Agreement and such breach is not cured within sixty (60) days of written notice to Coeptis, which notice identifies with specificity the relevant breach, (iv) Coeptis or any of its Affiliates violates, contests or opposes any intellectual property rights associated with the Product or if Coeptis or any of its Affiliates facilitates such conduct by any third party, (v) upon (A) the filing of a petition in bankruptcy, insolvency or reorganization against Coeptis, where such petition is not dismissed within 90 days, or (B) the filing of a petition in bankruptcy, insolvency or reorganization by Coeptis, Coeptis becoming subject to a composition for creditors, whether by law or agreement, Coeptis going into receivership or Coeptis suspending operations, or (vi) upon failure by Coeptis to pay a Milestone Payment or an annual Minimum Royalty Fee within 15 days when such payment is due. Following the fourth year (and subsequent years) of commercial sale of the Product, this Agreement may be terminated by Kitov by no later than 90 days following each annual anniversary of the Effective Date subsequent to any year in which the Royalty Fees paid to Kitov are less than $2,000,000, provided that Kitov has provided Coeptis with not less than 90 days’ prior written notice of such termination.

13.1.2. Coeptis: This Agreement may be terminated by Coeptis on each annual anniversary of the Effective Date, provided that Coeptis has provided Kitov with not less than 90 days’ prior written notice of such termination; and further provided, that Coeptis shall have paid Kitov no less than $6,500,000 in Royalty Fees prior to such termination taking effect.

2. Effectiveness. Concurrent with the execution of this Amendment (the “Effective Date), and as irrevocable conditions to the effectiveness of this Amendment, Coeptis shall enter into an agreement with a distribution partner in the USA for, inter alia, the distribution of the Product and for an investment in Coeptis by such distribution partner. Failure by Coeptis to comply with any of the conditions set forth in this Section 2 above shall render this Amendment null and void ab initio.

3. Authority. Each of Kitov and Coeptis represents and warrants to the other Party to the Agreement that each has the requisite power and authority to execute and deliver this Amendment to the Agreement.

4. Counterparts. This Amendment to the Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

5. No Other Changes. Other than as agreed in this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect. All terms not otherwise defined herein the Amendment shall have the meaning ascribed to such term in the Agreement.

3

IN WITNESS WHEREOF, the Parties have executed this Amendment Number 2 to the Agreement on the date set forth below.

KITOV PHARMA LTD.	COEPTIS PHARMACEUTICALS, INC.

Signature:	Signature:
Name: Isaac Israel Gil Efron	Name: Modestus Obochi
Position: CEO CFO	Position: President & CEO
Date: October 8, 2019	Date: October 8, 2019

4